Exhibit 99.1

KBS Fashion Group Limited Announces First Quarter 2016 Financial Results

SHISHI, CHINA / ACCESSWIRE / July 6, 2016 / KBS Fashion Group Limited (NASDAQ: KBSF) ("KBS" or the "Company"), a leading fully-integrated casual menswear company in China, today announced its financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

	For the Three Months Ended March 31,
($ millions, except per share data)	2016	2015	% Change
Revenues	9.0	8.9	0.8%
Distribution network	7.9	6.3	25.1%
Corporate stores	0.5	2.3	-78.2%
OEM	0.6	0.3	79.9%
Gross profit	2.4	3.1	-23.5%
Gross margin	26.2%	34.6%	-8.4%
Operating income	0.7	0.8	-13.2%
Operating margin	7.3%	8.5%	-1.2%
GAAP Net income	0.4	0.5	-15.4%
GAAP Basic/ Diluted EPS	0.016	0.020	-20.0%

•	Total revenues increased by 0.8% to $9.0 million primarily due to increased sales from distribution network and OEM, partially offset by the decreased sales from corporate stores.

•	Revenues from distribution network grew $1.6 million, or 25.1%, to $7.9 million and accounted for 87.8% of total revenues for the three months ended March 31, 2016. Revenues from OEM also increased by $0.3 million, or 79.9%, to $0.6 million.

•	Gross profit decreased by 23.5% to $2.4 million and gross margin decreased by 8.4 percentage points to 26.2%. The decrease in gross profit and gross margin were results of reduction in discounts offered to sales to multi-branded stores, online stores, and wholesaler distributors.

•	GAAP net income was $0.4 million, or $0.016 per share, compared to $0.5 million, or $0.020 per share, for the same period of last year.

•	Non-GAAP net income, which excludes the provision of the change in fair value of warrants and other non-recurring fees and expenses, was $0.4 million, or $0.016 per share, compared to $0.5 million, or $0.020 per share, for the same period of last year.

Mr. Keyan Yan, Chairman and Chief Executive Officer of KBS, commented, “As part of our strategy to penetrate the fast growing smaller cities markets, we further closed some of the underperforming corporate stores in tier one or tier two cities during the first quarter while keeping the remaining two corporate stores as show rooms for our distributors and customers. Meanwhile, we continued our sales and marketing efforts through the on-line channel and multi-branded stores that contributed significantly in the first quarter and are poised to become two key growth drivers for us in coming quarters. We continued to strengthen our R&D capability with the hiring of new R&D staff and the appointment of third party designers, allowing us to capture the latest fashion trends and transforming design concepts into commercially viable products at reasonable costs."

Mr. Yan continued, “We also moved into the new state-of-the-art factory during the first quarter. The new factory, with annual production capacity of five million pieces of clothes, allowed us to grow OEM revenues by 80%, making it the strongest segment that contributed 6.7% of total revenues and 9.9% of total gross profit in the first quarter. We believe the new factory prepares us well as an emerging original design manufacturing (“ODM”) supplier for some of the leading brands in coming years.”

First Quarter 2016 Financial Results

Revenues

Total revenues increased by $0.1 million, or 0.8%, to $9.0 million for the three months ended March 31, 2016 from $8.9 million for the same period of last year. The increase was primarily related to increased sales from distribution network and OEM and partially offset by decreased sales from corporate stores.

	For the Three Months Ended March 31,
	2016			2015
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	7.9	1.9	24.0%	6.3	1.7	27.3%
Corporate stores	0.5	0.2	45.9%	2.3	1.2	54.3%
OEM	0.6	0.2	38.9%	0.3	0.1	37.8%
Total	9.0	2.4	26.2%	8.9	3.1	34.6%

Revenues from the Company’s distribution network increased by $1.6 million, or 25.1%, to $7.9 million for the three months ended March 31, 2016 from $6.3 million for the same period of last year. Distribution network contributed 87.8% of total revenues for the three months ended March 31, 2016, compared to 70.7% for the same period of last year. The Company's distributor network consisted of 30 distributors in 15 provinces during the first quarter of 2016. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of March 31, 2016, the Company operated 61 branded franchise stores.

Revenues from corporate stores sales decreased by $1.8 million, or 78.2%, to $0.5 million for the three months ended March 31, 2016 from $2.3 million for the same period of last year. Corporate stores accounted for 5.5% of total revenues for the three months ended March 31, 2016, compared to 25.5% for the same period of last year. The decrease in corporate stores sales was due to the closure of more corporate stores. As of March 31, 2016, the Company operated 2 corporate stores, compared to 12 corporate stores for the same period of last year.

Revenues from OEM sales increased by $0.3 million, or 79.9%, to $0.6 million for the three months ended March 31, 2016 from $0.3 million for the same period of last year. OEM accounted for 6.7% of total revenues for the three months ended March 31, 2016, compared to 3.8% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company.

Cost of revenues and gross profit

Total cost of revenues increased by $0.8 million, 13.7%, to $6.6 million for the three months ended March 31, 2016 from $5.8 million for the same period of last year. The increase was related to reduction in discounts offered to sales to multi-branded stores, online stores, and wholesaler distributors.

Total gross profit decreased by $0.7 million, or 23.5%, to $2.3 million for the three months ended March 31, 2016 from $3.1 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $1.9 million, $0.2 million, and $0.2 million, respectively, for the three months ended March 31, 2016, compared to $1.7 million, $1.2 million, and $0.1 million, respectively, for the same period of last year.

Overall gross margin was 26.2% for the three months ended March 31, 2016, compared to 34.6% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 24.0%, 45.9%, and 38.9%, respectively, for the three months ended March 31, 2016, compared to 27.3%, 54.3%, and 37.8%, respectively, for the same period of last year. The decrease in gross margin for distribution network was due to decreases in average selling prices per unit to our distributors, particularly through the online channel. The decrease in gross margin for the two remaining flagship corporate stores was primarily due to promotions and increased pricing pressure from online competitors.

Operating expenses

Selling and distribution expenses decreased by $0.8 million, or 44.4%, to $1.0 million for the three months ended March 31, 2016 from $1.7 million for the same period of last year. Administrative expenses increased by $0.3 million, or 54.8%, to $0.9 million for the three months ended March 31, 2016 from $0.6 million for same period of last year. Other operating expenses, including other income and other gains and loss, totaled $0.1 million for the three months ended March 31, 2016, compared to negative $19,009 for the same period of last year.

Total operating expense decreased by $0.6 million, or 26.9%, to $1.7 million for the three months ended March 31, 2016 from $2.3 million for the same period of last year.

Total income from operations decreased by $0.1 million, or 13.2%, to $0.7 million for the three months ended March 31, 2016 from $0.8 million for the same period of last year. Operating margin was 7.3% for the three months ended March 31, 2016, compared to 8.5% for the same period of last year.

Net income

Net Income decreased by $0.1 million, or 15.4%, to $0.4 million for the three months ended March 31, 2016 from $0.5 million for same period of last year. Basic and diluted earnings per share were $0.016 for the three months ended March 31, 2016, compared to $0.020 for the same period of last year.

	For the Three Months Ended March 31,
	2016		2015
	USD	EPS	USD	EPS
GAAP net income	$432,187	$0.016	$511,073	$0.020
Change in fair value of warrants	-	-	-	-
Non-GAAP net income	$432,187	$0.016	$511,073	$0.020

Excluding the provision of the change in fair value of warrants and other non-recurring fees and expenses, non-GAAP net income was $0.4 million, or $0.016 per share, compared to $0.5 million, or $0.020 per share, for the same period of last year.

Balance Sheet and Cash Flows

As of March 31, 2016, the Company had cash and cash equivalents of $26.8 million, working capital of $54.9 million and stockholders’ equity of $101.8 million, compared to $21.2 million, $53.7 million, and $101.0 million, respectively, at December 31, 2015.

Net cash provided by operating activities was $3.6 million for the three months ended March 31, 2016, compared to $9.1 million for the same period of last year. Net cash used in investing activities was $0.1 million for the three months ended March 31, 2016, compared to $0.4 million for the same period of last year. Net cash provided by financing activities was $1.6 million for the three months ended March 31, 2016, compared to nil for the same period of last year.

Business Outlook

For the year of 2016, the Company expects net revenues to be in the range of $40 million to $50 million, and non-GAAP net income, which excludes the provision of the change in fair value of warrants and other on-recurring fees and expenses, to be in the range of $3.2 million to $4.0 million. These forecasts reflect the management's current and preliminary view on the market and operational conditions, which is subject to change.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measures to their nearest comparable GAAP measures is included above under the heading of “Net income”. Management believes the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations. The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company's financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company's core business operating results.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 61 KBS branded stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Themis Kalapotharakos
Director
T: +306932284718
E: themis.kalapotharakos@aquasitioncorp.com

Ms. Lisa Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

Ms. Tina Xiao
Weitian Group LLC
T: +1 917-609-0333
E: tina.xiao@weitian-ir.com

KBS Fashion Group Limited

For quarter ended March 31, 2016

Financial highlights

USD

	2016	2015
	USD	USD

Revenue	8,998,441	8,922,967
Cost of sales	(6,637,752)	(5,835,860)
Gross profit	2,360,689	3,087,107
GP ratio	26%	35%

Other income	145,499	79,964
Other gains and losses	(3,887)	(98,973)
Distribution and selling expenses	(970,594)	(1,744,451)
Administrative expenses	(871,945)	(563,228)
Operating profit	659,763	760,418

Finance costs	-	(8,541)
Change in fair value of warrant liabilities	-	-
Profit before tax	659,763	751,877

Income tax expense	(227,576)	(240,803)
Profit for the year	432,187	511,073

Other comprehensive income
-Currency translation differences	508,505	(396,116)
Total comprehensive income	940,692	114,957

Attributable to:
Owner of the Company	940,692	114,957
Minority interests	-	-

Outstanding shares	26,518,537	25,418,537

Profit per share - basic and diluted	0.016	0.020

NON-GAAP Profit per share-basic and dilluted	0.016	0.020

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

For the Period ended March 31, 2016 (Stated in US dollars)

	2016/03/31	2015/03/31
Current assets
Cash and cash equivalents	26,775,983	28,985,287
Trade and other receivables	32,474,187	37,623,318
Related parties receivables	0	155,219
Inventories	4,529,466	1,973,533
Subsidies prepaid to distributors	259,410	532,838
Prepayments and premiums under operating leases	89,710	281,495
Prepaid lease payments	5,280	17,399

Total current assets	64,134,036	69,569,090

Non-current assets
Prepayments and premiums under operating leases	2,737,180	3,168,250
Prepayment for construction of new plant	7,196,430	8,954,446
Prepayment for acquisition of land use right	4,798,003	6,385,478
Construction in progress	2,863	23,162,275
Property, plant and equipment	30,135,807	9,812,426
Prepaid lease payments	680,930	721,945
Deferred tax asset	1,346,989	493,573
Total non-current assets	46,898,201	52,698,394

Total assets	111,032,237	122,267,484

Current liabilities
Short-term loans	1,625,085	-
Trade and other payables	6,147,068	15,184,138
Related parties payables	1,102,225	931,221
Income tax payable	396,782	403,706
Total current liabilities	9,271,160	16,519,065

Warrant liabilities	3,409	15,387

Total liabilities	9,274,569	16,534,452

Equity
Common stock	2,542	2,542
Additional paid-in capital	265,064	265,064
Capital reserve	5,359,811	5,359,811
Surplus reserve	6,069,457	5,815,492
Retained earnings	91,312,661	90,401,840
Foreign currency translation reserve	(1,251,868)	3,888,283
Total equity	101,757,668	105,733,033

Total liabilities and equity	111,032,237	122,267,484

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the three Months ended June 30, 2016 and 2015

	2016	2015
Operating activities	USD	USD
Profit before tax	432,188	511,073
Adjustments for:
change in fair value of warrant liabilities	-	-
Interest income	(19,512)	(20,955)
Bad debt allowance	-	-
Depreciation of property, plant and equipment	514,374	876,546
Amortisation of prepaid lease payments	829	7,153
Amortisation of subsidies prepaid to distributors	256,822	2,020
Amortisation of prepayments and premiums under operating leases	(12,962)	(70,509)
Provision (Reversal) of inventory obsolescence	0	1,630
Loss (gain) on disposal of property, plant and equipment	-	-
Deferred income tax	-	1,871
Operating cash flows before movements in working capital	1,171,739	1,308,830

(Increase) / Decrease in trade and other receivables	4,269,216	1,893,185
(Increase) / Decrease in related parties receivables	(0)	(41)
(Increase) / Decrease in inventories	(1,001,771)	-
Increase / (Decrease) in trade and other payables	1,032,104	8,475,286
Increase / (Decrease) in related parties payables	118,834	124,964
Cash generated from operations	4,418,382	10,493,394

Income taxes paid	(2,004,960)	(2,652,373)
Net cash from operating activities	3,585,162	9,149,851

Investing activities
Interest received	19,512	20,955
Prepayments and premiums paid under operating leases	6,530	83,588
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	(0)	0
Prepayment for construction of new plant	-	33,951
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(116,324)	(566,141)
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	(90,282)	(427,647)

Financing activities
Waiver of payable to Bay Peak	-	-
Interest paid	-	-
New bank loans raised	1,625,085	-
Repayment of borrowings		-
Reverse acquisition	-	-
Net cash used in financing activities	1,625,085

Net increase in cash and cash equivalent	5,119,965	8,722,204
Effects of currency translation	441,938	(341,499)

Cash and cash equivalents at beginning of year	21,214,080	20,604,583

Cash and cash equivalents at end of year	26,775,983	28,985,287